

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 21, 2008

Mr. John W. Richardson
Executive Vice President and Chief Financial Officer
Qwest Communications International, Inc.
1801 California Street
Denver, Colorado 80202

Re: **Qwest Communications International, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2007
             February 12, 2008
             File No. 1-15577

Dear Mr. Richardson:

       We have reviewed your supplemental response letters dated April 9, 2008 and
May 2, 2008 as well as your filing and have the following comments. As noted in our
comment letter dated March 31, 2008, we have limited our review to your financial
statements and related disclosures and do not intend to expand our review to other
portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 2: Summary of Significant Accounting Policies
Reclassifications, page 59

1. We note your response to prior comment 1. We believe that certain of your real
   estate costs should be classified as cost of sales. In this regard, we note that costs
   related to your fleet of vehicles and hosting centers appear to be directly related to
   the cost of providing services. Since these costs are incurred to deploy assets and
   service where you have the most need, this implies that these costs should be
   classified as cost of sales. We also believe that you should allocate all other costs
   related to the costs of service despite the fact that you do not believe that
   allocating such expenditures between two or more financial statement line items
   provides the financial statement reader with relevant insight into the nature of
   those specific underlying costs.

2. We note your response to prior comment 2. We believe that USF charges should be classified as cost of sales. Our belief is based on the following:

    - the USF charges are directly attributed to the generation of your revenues;
    - the USF charges are a condition of your license and related operations;
    - the USF charges are based on a percentage of revenues;
    - the reclassification does not appear to be a preferable treatment;
    - the reclassification of the USF charges makes your cost of sales and implied gross margins less comparable to those in your industry; and
    - the reclassification gives an impression of an improved gross margin where it does not exist.

Form 8-K filed on May 6, 2008

3. We note your revised MD&A for the three-year period ended December 31, 2007 for your change in your reportable segments in the 1st quarter of 2008. Please tell us why you are not required to file the related audited financial statements giving effect to the restatement of your reportable segments.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director